Exhibit 99.1

Hollinger Inc. Announces Sale of 10 Toronto Street

TORONTO, Ontario, December 8, 2006 -- Hollinger Inc. ("Hollinger") (TSX:HLG.C, HLG.PR.B) announced today that a wholly owned subsidiary of the Company has entered into a an agreement of purchase and sale through which the property at 10 Toronto Street, Hollinger’s Toronto corporate office, will be sold to Morgan Meighen & Associates for $14 million. The sale is expected to close in May, 2007.

Morgan Meighen & Associates is one of Canada’s oldest independent investment managers.

Company Profile

Hollinger's principal asset is its approximately 70.1% voting and 19.7% equity interest in Sun-Times Media Group Inc. (formerly Hollinger International Inc.), a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. Further information can be obtained at www.hollingerinc.com.

CONTACT INFORMATION

Media contact:

John Lute
Lute & Company
(416) 929-5883
jlute@luteco.com